                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                SCHEDULE 14D-1/A

                      ------------------------------------

                             TENDER OFFER STATEMENT
                       PURSUANT TO SECTION 14(D)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             SAGE LABORATORIES, INC.
                            (Name of Subject Company)

                              FIL ACQUISITION CORP.
                                  FILTRONIC PLC
                                    (Bidders)

                                 --------------

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                 --------------

                                   786 650 101
                      (CUSIP Number of Class of Securities)

                                 --------------

                             PROFESSOR DAVID RHODES
                               EXECUTIVE CHAIRMAN
                                  FILTRONIC PLC
                                 THE WATERFRONT
                            SALTS MILL ROAD, SALTAIRE
                             SHIPLEY, WEST YORKSHIRE
                                ENGLAND, BD18 3TT
                               011-44-1274-530-622

                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent For Service)

                                    Copy to:

                              NANCY E. FUCHS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                               -------------------

                         CALCULATION OF REGISTRATION FEE

Transaction Value                                     Amount of Registration Fee
$19,482,137.50                                                $3,896.43**

(1)

* For purposes of calculating fee only. This amount assumes (i) the purchase of 1,085,265 outstanding shares of common stock of Sage Laboratories, Inc. and (ii) 28,000 shares of common stock of Sage Laboratories, Inc. which may be issued upon exercise of outstanding options, in each case, at $17.50 in cash per share. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percentum of the value of shares to be purchased.

** Previously paid.

/ / Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not applicable.
     Form or Registration No.:  Not applicable.
     Filing Party:  Not applicable.
     Date Filed:  Not applicable.

                                  TENDER OFFER

         This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by FIL Acquisition Corp., a Massachusetts corporation (the "Purchaser"), and a direct wholly owned subsidiary of Filtronic plc, a company organized under the laws of England and Wales ("Parent"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $.10 per share (the "Common Stock") of Sage Laboratories, Inc., a Massachusetts corporation (the "Company"), at $17.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 19, 1998 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which together constitute the "Offer").

ITEM 1. SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Sage Laboratories, Inc., a Massachusetts corporation, and the address of its principal executive offices is 11 Huron Drive, East Natick Industrial Park, Natick, Massachusetts 01760.

         (b) The class of securities to which this Statement relates is the Common Stock. The Company has represented that as of May 12, 1998 there were 1,085,265 shares of Common Stock, issued and outstanding and (b) outstanding options to purchase an aggregate of 177,300 shares of Common Stock. Purchaser is seeking to purchase all of the outstanding Shares at a purchase price of $17.50 per Share, net to the seller in cash.

         (c) The information set forth in "Section 6--Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(d), (g) This Statement is being filed by Parent and the Purchaser. The information set forth in the "INTRODUCTION" and "Section 9--Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each director and executive officer of Parent and the Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Annex I and II of the Offer to Purchase and incorporated herein by reference.

         The definition of "Minimum Condition" on page 27 and all references to requiring "at least 66 2/3% of the total number of shares" in respect of such Minimum Condition are hereby amended to add the following: "the Shares that are the subject of the Stockholders Agreements shall be considered tendered for purposes of calculating the Minimum Condition."

         (e)-(f) During the last five years neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)(1) Other than the transactions described in Item 3(b) below, neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase, has entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

         (a)(2) Other than the transactions described in Item 3(b) below, neither Parent, the Purchaser, nor, to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase, has entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement, with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

         (b) The information set forth in the "INTRODUCTION", "Section 9 -- Certain Information Concerning Parent and the Purchaser", "Section 11 -- Contracts with the Company; Background of the Offer and "Section 12 -- Purpose of the Offer, Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" of the Offer to Purchase is incorporated herein by reference.

         See Item 2 with respect to amendment of calculation of the "Minimum Conditions."

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The first and second paragraphs on page 13 under the heading "Source and Amount of Funds" are hereby amended to read in their entirety as follows:

         "The total amount of funds required by Parent and Purchaser to purchase all Shares that may be tendered pursuant to the Offer, purchased pursuant to the Stockholder Agreements, in the Merger, and to pay related fees and expenses is estimated to be approximately $20.1 million. The Purchaser will obtain all such funds from Parent or its affiliates by means of loans from Parent. Parent will obtain all the funds required in connection with the Offer from (i) Parent's available general corporate funds and (ii) borrowings by Parent under an unsecured credit facility (the "Bank Credit"). This Offer is not conditioned upon any financing arrangements.

         The Bank Credit is available to Parent, its affiliates and subsidiaries pursuant to an arrangement with Barclays Bank plc (the "Bank"). As is customary in the United Kingdom, the Bank Credit is arranged as an understanding between Parent and the Bank that is not committed to formal documentation. While the Parent has had lines of credit with the Bank for a period of years, the Bank Credit has been available to Parent since May 1998. Pursuant to the Bank Credit, Parent, its subsidiaries and affiliates may borrow under overdrafts and other types of borrowings. The total amount of funds made available under the Bank Credit is approximately (pounds sterling) 32.5 million, in the aggregate, including up to (pounds sterling)12.0 million designated for borrowings in connection with the Offering, the Stockholders Agreement and the Merger. Loans will bear interest during any particular interest period at 1.0% plus the London Interbank Offer Rate (LIBOR)

         The Bank has committed to make loans pursuant to the Bank Credit through September 30, 1998. The Bank has confirmed to Parent that, subject to ordinary course renewal procedures and there being no unforseen circumstances, the Bank Credit will be extended through November 30, 1999.

         Parent has not made any definitive arrangements for such refinancing. In the absence of any public financing, it is anticipated that borrowings incurred by Parent in connection with the Offer will be converted to medium/long term loans of the Bank, which will be repaid in turn from internally generated funds of Parent and, after the Merger is consummated, of the Company or from other sources.

         (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth in the "INTRODUCTION", "Section 11 -- Contracts with the Company; Background of the Offer" and "Section 12 -- Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" of the Offer to Purchase is incorporated herein by reference.

         The second sentence of the first full paragraph on page 15 under the heading "Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" is hereby amended to read in its entirety as follows: "The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short-form merger provisions under the BCL described below, the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the Merger by the affirmative vote of the holders of 66 2/3% of the holders of outstanding Shares."

         See Item 2 with respect to amendment of calculation of the "Minimum Conditions."

         (f)-(g) The information set forth in "Section 7 -- Effects of the Offer on the Market for the Shares; Stock Quotations; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

         The following sentence is hereby added to the third full paragraph on page 11 under the heading "Effects of The Offer on The Market for Shares; Stock Quotations; Registration Under the Exchange Act": "Parent intends to deregister the Shares under the Exchange Act following consummation of the Merger, and therefore, Parent shall be the only Shareholder affected by such deregistration."

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth in "Section 9 -- Certain Information Concerning Parent and the Purchaser"; "Section 11 -- Contracts with the Company; Background of the Offer" and "Section 13 -- The Merger Agreement; Stockholder Agreement" of the Offer to Purchase is incorporated herein by reference.

         Item (iv) on page 25 under the heading "Certain Conditions of the Offer" is hereby amended to read in its entirety as follows: "at any time on or after the date of the Merger Agreement, and on or prior to the Expiration Date, any of the following conditions shall exist:"

         See Item 2 with respect to amendment of calculation of the "Minimum Condition".

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth in the "INTRODUCTION", "Section 10 -- Source and Amount of Funds"; "Section 11 -- Contracts with the Company; Background of the Offer"; "Section 12 --Purpose of the Offer; Short Form Merger; Plans for the Company; Dissenters' Rights; Going Private Transactions" and "Section 16 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

         See Item 5 for amendment to Section 12.

         See Item 2 with respect to amendment of calculation of the "Minimum Condition".

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth in "Section 17 -- Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Set forth below is certain selected consolidated financial information relating to Parent and its subsidiaries for the fiscal years ended May 31, 1997, 1996 and 1995 (the "Financial Statements"). The selected consolidated financial information is denominated in pounds sterling and prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP"). UK GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Immediately following Parent's summary consolidated financial information set forth below is a brief summary of certain differences between UK GAAP and US GAAP. Parent has not examined whether adjustments necessary to conform its Financial Statements with US GAAP would be material. Parent's financial statements for the fiscal years ended May 31, 1997 and 1996 are incorporated herein by reference and a copy of which has been filed with the Commission as Exhibit (a)(10) to the Schedule 14D-1 may be inspected at the Commission's public reference facilities in Washington, D.C., and copies thereof may be obtained from such facilities upon payment of the Commission's customary charges, in the manner set forth in Section 8 of the Offer to Purchase under "Available Information" (although they will not be available at the regional offices of the Commission). Set forth below is certain summary financial information excerpted or derived from Parent's Financial Statements. Such summary information is qualified in its entirety by reference to Parent's Financial Statements and all the financial information and related notes contained therein.

                                 FILTRONIC PLC
                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
          (IN THOUSANDS OF POUNDS STERLING(1), EXCEPT PER SHARE DATA)

                                                 Fiscal Year Ended September 30,
                                           ------------------------------------------
                                               1997           1996            1995
                                           (POUNDS)000     (POUNDS)000     (POUNDS)000
                                           -------------------------------------------
Income statement data
Sales ...............................         46,590          33,448          25,664
Operating profit ....................          4,666           3,376           3,156
Net interest payable ................           (603)           (129)            123
                                              ------          ------          ------
Profit on ordinary activities before
  taxation .............................        4,063           3,247           3,279
Profit retained for the year .........          2,290           1,955           2,005

Per share data
Amounts in accordance with UK GAAP
Earnings per ordinary share -
  pence(2) .............................         6.52            5.59            6.36

Balance sheet data (at end of period)
Amounts in accordance with UK GAAP
Net current assets ...................          4,679           3,363           8,581

Total assets .........................         43,116          31,785          22,812
Total liabilities ....................         21,657          12,941           6,289
Shareholders' funds ..................         21,459          18,844          16,437

-------------
(1) Parent publishes its financial statements in pounds sterling. The United States dollar exchange rate based on the London closing mid-rates for pounds sterling to dollars, expressed in $1 per (Pounds)(1), for the fiscal dates (or in the case of high, low and average, the calendar years) indicated, are as follows and are based on published financial sources:





                                          YEAR END RATE    YEAR HIGH    YEAR LOW    YEAR AVERAGE
                                          ------------------------------------------------------
Fiscal Year ended 5/31/95 ...........     $1.5880          1.6402       1.5313      1.5783
Fiscal Year ended 5/31/96 ...........      1.5505          1.7150       1.4927      1.5619
Fiscal Year ended 5/31/97 ...........      1.6405          1.7071       1.5790      1.6386

------------
(2) The weighted average number of shares outstanding during the fiscal years ended May 31, 1995, 1996 and 1997 were 43,590,211, 42,664,874 and
      36,497,212, respectively.

         Certain Differences Between UK GAAP and US GAAP. Although UK GAAP differs in certain significant respects from US GAAP, Parent believes that the differences are not material to a decision by a holder of Shares whether to sell, tender or hold any Shares because any such differences would not reflect the ability of the Purchaser to obtain sufficient funds to pay for the Shares to be acquired pursuant to the Offer. While the following is not a comprehensive summary of all the differences between UK GAAP and US GAAP, other differences are unlikely to have a significant effect on the consolidated income or shareholder's funds of the Purchaser.

         Goodwill and US Purchase Accounting. Under US GAAP and UK GAAP, purchase consideration in respect of subsidiaries acquired is allocated on the basis of appraised values to the various net assets of the subsidiaries at the dates of acquisition and any net balance is treated as goodwill. However, US GAAP also requires value to be assigned to any separately identifiable intangible assets -- which would be amortized over their estimated useful lives not to exceed 40 years -- and to acquired in-process research and development which would be written off to the profit and loss account in the period of the acquisition. Also, US GAAP requires goodwill to be recognized as an asset and amortized over its estimated useful life not to exceed 40 years. Under UK GAAP goodwill is written off directly against reserves. Any acquisition related expenses are considered part of the purchase consideration under US GAAP and effectively added to goodwill. Such costs are either written off on the income statement or reserves under UK GAAP in the period of acquisition.

         Ordinary Dividends. Under UK GAAP, final ordinary dividends are provided for in the fiscal year in respect of which they are recommended by the board of directors for approval by the shareholders. Under US GAAP, such dividends are not provided for until declared by the board of directors.

         Deferred Taxation. Under UK GAAP, no provision is made for deferred taxation if there is reasonable evidence that such deferred taxation will not be payable in the foreseeable future, deferred tax assets are generally not recognized under UK GAAP unless they are likely to be recovered in the foreseeable future (i.e., one year from the balance sheet date). Under US GAAP, deferred tax assets and liabilities are recognized in full and any net deferred tax assets are then assessed for probable recoverability. As long as it is more likely than not that sufficient future taxable income will be available to utilize the deferred tax assets, no valuation allowance is provided.

         Depreciation on freehold buildings. Under UK GAAP, companies are permitted to carry freehold buildings at undepreciated historical cost of valuation so long as these buildings are "well-maintained". US GAAP requires that all tangible fixed assets in service, other than freehold land, be depreciated over their estimated useful lives.

ITEM 10. ADDITIONAL INFORMATION.

         (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Parent or the Purchaser, or to the best knowledge of Parent and the Purchaser, any of the persons listed in Annex I and II of the Offer to Purchase, and the Company, or any of its executive officers, directors, controlling persons or subsidiaries.

         (b)-(c) The information set forth in the "INTRODUCTION", "Section 15 -- Certain Conditions of the Offer" and "Section 16 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth in "Section 7 -- Effect of the Offer on the Market for Shares; Stock Quotation; Registration under the Exchange Act" and "Section 16 -- Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

         (e) None.

         (f) The information set forth in the Offer to Purchase and the Letters of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

         The last sentence of the first paragraph on page 5 under the heading "Acceptance for Payment and Payment of Offer Price" is hereby revised to read in its entirety as follows: "Any determination concerning the satisfaction of such terms and conditions shall be made by the Purchaser in its reasonable judgment, and such determination shall be final and binding on all tendering stockholders."

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

         (a)(1)*   Offer to Purchase dated May 19, 1998.

         (a)(2)*   Letter of Transmittal.

         (a)(3)* Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (a)(4)*   Letter to Clients.

         (a)(5)*   Notice of Guaranteed Delivery.

         (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)*   Press Release issued by Parent, dated May 13, 1998.

         (a)(8)*   Press Release issued by the Company, dated May 13, 1998.

         (a)(9)*   Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (a)(10)   Financial Statements of Parent

         (b)(1)* Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (b)(2)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Carl A. Marguerite.

         (b)(3)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (b)(4)* Shareholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (b)(5)*   Letter, dated May 1, 1998, from Parent to the Company.

         (b)(6)* Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.

         (c)       None.

         (d)       Not applicable.

         (e)       None.

 * Filed previously on combined Schedule 14D-1 and Schedule 13D (registration no. 5-20308) filed on May 19, 1998.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 9, 1998

                           FIL ACQUISITION CORP.

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Clerk

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 1998

                           FILTRONIC plc

                           By:      /s/ Christopher Schofield
                                    Name: Christopher Schofield
                                    Title: Company Secretary and Solicitor

                               INDEX TO EXHIBITS

         (a)(1)*   Offer to Purchase dated May 19, 1998.

         (a)(2)*   Letter of Transmittal.

         (a)(3)* Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.

         (a)(4)*   Letter to Clients.

         (a)(5)*   Notice of Guaranteed Delivery.

         (a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

         (a)(7)*   Press Release issued by Parent, dated May 13, 1998.

         (a)(8)*   Press Release issued by the Company, dated May 13, 1998.

         (a)(9)*   Fairness Opinion of KPMG Peat Marwick, dated May 13, 1998.

         (a)(10)   Financial Statements of Parent

         (b)(1)* Agreement and Plan of Merger, dated as of May 13, 1998, by and among Parent, the Purchaser and the Company.

         (b)(2)* Stockholder Agreement, dated as of May 13, 1998 by and among Parent, the Purchaser and Carl A. Marguerite.

         (b)(3)* Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and John E. Miller.

         (b)(4)* Stockholder Agreement, dated May 13, 1998, by and among Parent, the Purchaser and Janusz J. Majewski.

         (b)(5)*   Letter, dated May 1, 1998, from Parent to the Company.

         (b)(6)* Confidentiality Agreement, dated February 12, 1998, by and between Parent and the Company.

         (c)       None.

         (d)       Not applicable.

         (e)       None.

 * Filed previously on combined Schedule 14D-1 and Schedule 13D (registration no. 5-20308) filed on May 19, 1998.